September 28, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Guttenberg

Ibolya Ignat

Irene Paik

Kevin Vaughn

Re:	Babylon Holdings Limited

Registration Statement on Form F-4

Filed July 2, 2021

File No. 333- 257694

Acceleration Request

        Requested Date:         September 30, 2021

        Requested Time:        4:05 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Babylon Holdings Limited (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-4 (File No. 333-257694) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request via telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Michael Labriola of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Michael Labriola of Wilson Sonsini Goodrich & Rosati, Professional Corporation at 202-973-8823 or via email at mlabriola@wsgr.com.

Please direct any questions or comments regarding this acceleration request to Michael Labriola at 202-973-8823.

[signature page follows]

Sincerely,

BABYLON HOLDINGS LIMITED

By:	/s/ Charles Steel
Charles Steel
Chief Financial Officer

cc:	Michael Labriola, Wilson Sonsini Goodrich & Rosati, P.C.

David Sharon, Wilson Sonsini Goodrich & Rosati, P.C.